Dear Shareholders,

Customers and Communities:

NewAlliance Bancshares

NewAlliance Bancshares 2006 Summary Annual Report



Clearly, 2006 was a challenging year. Even so, we managed to meet Wall Street expectations. Despite our balance sheet and marketplace and business line growth, the year's interest rate environment and the intense competition for deposits caused our margins to decline. These recent months have sometimes felt like sailing into a headwind on Long Island Sound. But headwinds eventually diminish and until they do, we continue to manage expenses with discipline and our businesses with efficiency so that we remain correctly positioned.

Despite a challenging interest rate environment, we produced robust loan growth while retaining excellent credit quality. We increased the contribution of fee income to our total revenues. We improved our company's operating efficiency. Finally, we remained a well-regarded independent community bank that today has 88 branches offering friendly service, local decision-making, a genuine and tangible commitment to our communities, and a wide array of financial products and services.

2006 Financial Results

In 2006 we earned net income of $48.8 million for the year ended December 31, 2006, down 7% from 2005 net income of $52.6 million. Diluted earnings per share for 2006 were 49 cents, despite the year's strong loan growth and balance sheet expansion. Earnings per share, exclusive of merger related charges, were 51 cents per diluted share, level with 2005 earnings per share, exclusive of merger related charges.

As I predicted a year ago, pressure on net interest margins did not ease in 2006. As a result, we sought broader sources of income through market and channel expansion and by balancing short- and long-term profitability, while working hard to grow our loan and deposit portfolios and keeping fee income a major revenue focus.

Total loans of $3.82 billion at December 31, 2006 were 17% greater than total loans of $3.28 billion at December 31, 2005. Year-end 2006 commercial real estate loans were 25% higher than balances at year-end 2005. Home mortgage loan balances were 17% higher for the same period, including purchased loans. Commercial loans were 11% higher, and consumer loans were 8% higher.

The other side of NewAlliance's balance sheet, deposits, moderately increased from $3.8 billion at December 31, 2005 to $3.9 billion at the end of 2006, primarily the result of gains in certificates of deposit balances.

Non-interest income, principally fee income, increased to $51.6 million in 2006 from $45.5 million in 2005, an increase of 13%. Depositor service charges, bank-owned life insurance, and gains in trust fees were the major contributors to this increase.

Like others in our industry, we must constantly respond to external factors, most notably changing interest rate environments. And like others, we have not been spared the challenge of balancing pricing with loan and deposit growth. As I wrote here a year ago, we make decisions knowing we must be focused not merely on quarter-to-quarter EPS, but also on our long-term success. That continues to be our position. We know that growth in our loan and deposit portfolios will, in the long run, mean stronger earnings.

A Continued Focus on Growth

In July of last year we announced our agreement to acquire Westbank Corporation for approximately $117 million in cash and stock. This 17-branch community bank extends our reach into Massachusetts, just across the border from some of our Connecticut branches, primarily along the Hartford, CT – Springfield, MA corridor. This acquisition is a perfect strategic fit for reasons beyond geographic footprint because Westbank's approach to personal and business banking was similar to ours. We also have a shared tradition of community banking.

Last year we completed our $48 million acquisition of Cornerstone Bank, adding six branches and $211 million in assets while at the same time giving us entry into Connecticut's prosperous Fairfield County.

Geographic expansion also helps us grow organically because when we give our existing customers easier access to more branches in areas where we already do business, as is the case with both Cornerstone Bank and Westbank, it helps us grow existing relationships. Case in point: we were a strong business lender in Fairfield County long before acquiring Cornerstone.

Business Priorities: Growing Loans, Deposits, & Fee Income

Loans grew by $546 million last year, with double-digit increases in nearly every category:

- Commercial real estate loans were up 25%.
- Commercial and industrial (C&I) loans grew 11%.
- Consumer loans were up 8%.
- And single family home mortgage loans were up 17%.

We are a leader in small- to middle-market commercial lending, a good space to be in considering the nature of the Northeast economy, which is rich with entrepreneurial manufacturing, technology, and service companies.

Residential mortgage rates continue to be quite reasonable on a historic basis. However, consumers have many choices among banks and other financial institutions when it comes to shopping for all types of loans, and we are not always the price leader.

Looking at both our residential and commercial real estate portfolios, we are further protected by our mix of fixed and variable rate loans. In mid-2006, 51% of our residential loan portfolio was made up of adjustable rate loans. For our commercial real estate portfolio this number was higher at 61%. And another

FOCUS ON LOAN GROWTH:

Last year we produced robust growth in nearly every type of loan, both personal and business. We achieved these results while retaining our excellent credit quality. Our 2006 acquisitions are already strengthening small- and middle-market commercial lending activity. In Fairfield County, Cornerstone Bank gave us branches in an area where we had already been a C&I and commercial real estate lender. Similarly with our completion of the Westbank acquisition, our emphasis on small- and middle-market commercial lending will serve us well as we move into western Massachusetts.

17% of the commercial portfolio was in construction loans which are usually tied to prime and have a shorter term of under two years.

While not at the same pace, we also increased deposits. Last year deposits were up by 3%, or $103 million.

In the area of fee income, non-interest income as a percent of operating revenue rose to 22.6%. Depositor service charges were up 13%, including a 4% rise in merchant services revenue. Income from trust services was up 35%, largely reflecting our acquisition of Trust Company of Connecticut in 2005.

Maintaining Credit Quality & Rigorous Risk Management

With significant loan growth, how can we maintain excellent asset quality?

At NewAlliance our credit quality is extremely sound. Due to the quality of our underwriting and credit policies, the ratio of non-performing loans to total loans at December 31, 2006 was only 0.33%, only 10 basis points worse than our historically low level at year-end 2005 signaling no worrisome trends in our overall portfolio. Still, we made a modest loan loss provision in the fourth quarter of 2006 in the face of somewhat higher charge-offs and loan growth.

Nationwide, the climate for residential lending is uncertain. In our market, we describe current conditions as a slowdown in a very heated market, and we see disparities between areas that we serve. Because we really know our territories, we are in a good position to recognize when funding a developer or approving a mortgage is the right business decision, a compelling example of how local market knowledge is a component of risk management.


double-digit
growth
8%
Consumer
11%
Commercial & Industrial
17%
Single Family Home Mortgages
(includes purchased loans)
25%
Commercial Real Estate
percentage increase over 2005


Existing Location
New Location

Connecticut:

Last year we completed our $48 million acquisition of Cornerstone Bank, adding six branches and $211 million in assets. This acquisition extended our distribution capability into one of the wealthiest counties in the country, where we now offer our combination of personal, business, and wealth management products and our brand of community banking.

Massachusetts:

In July we announced our agreement to acquire Westbank Corporation for approximately $117 million in cash and stock. This 16-branch community bank extends our reach into Massachusetts, just across the border from some of our Connecticut branches, primarily along the I-91 corridor.

FOCUS ON ACQUISITIONS:

Since our IPO, we have completed five acquisitions with a total value of $872 million. Tolland Bank and Savings Bank of Manchester were purchased concurrent with our 2004 IPO. Our 2005 purchase of Trust Company of Connecticut brought our trust assets under management to over $1 billion. Last year our acquisition of Cornerstone Bank brought us into prosperous Fairfield County. Our purchase of Westbank, which closed on the first business day of 2007, brought our unique style of community banking into western Massachusetts. We believe each of these acquisitions

Strengthening our risk management is an ongoing process. Last year we enhanced our Credit Data Warehouse, an unusual measurement tool for a bank our size. We also added early warning systems by intensifying asset review programming and communications with the special assets area of the bank.



Deploying Capital Strategically

Since our $1 billion IPO three years ago, we have announced and completed five acquisitions, each of which we believe brought value, distribution, clout, and a sense of strategic purpose to NewAlliance. Our purchase of Westbank, which we closed on the first business day of 2007, brought the total value of these five transactions to $872 million.

The Northeast is a desirable target for many financial institutions, and it's no surprise that we are not the only bank looking to make acquisitions. We have an advantage in having local knowledge that in turn gives us shrewd judgment as to value and price – which are not always the same thing. We also have the advantage of having the capital to make the deals.

We also take other steps to deploy our valuable capital. NewAlliance has paid our shareholders a quarterly dividend for each of the eleven quarters it has been a public company. At the end of 2006 that dividend was 6¢ cents per share, increased from 5.5¢ in the second quarter. Also last year, our Board of Directors approved continuing the stock repurchase program that began in 2005, authorizing the repurchase of up to 10 million additional shares. This program was restricted during the period of our initiating and completing the Westbank acquisition.

brought value, distribution, clout, and a sense of strategic purpose to NewAlliance's network that today includes 88 branches and over 100 ATMs



Expense Control and Improving Operating Efficiency

Besides doing all we can to acquire and keep our customer relationships, we also continuously seek ways to improve the company's operating efficiency.

While non-interest expense increased by 5% from $141.2 million in 2005 to $148.1 million in 2006, this increase primarily came in salaries and employee benefits, in large part related to expensing options and acquisitions. Salaries and employee benefits actually declined by nearly $1 million on a fourth quarter to fourth quarter basis, 2005 to 2006. Between the fourth quarter 2005 and the same quarter a year later, our non-interest expenses actually improved by 5%.

A wide variety of initiatives to better and more efficiently serve customers included the introduction of the "10 Minute Loan," a new procedure that improves productivity without jeopardizing quality. We also implemented a new budgeting and forecasting system that gives us earlier insight into performance data. We launched several process improvements in areas from payroll to benefits, plus we introduced new phone systems into our call center. All of these steps improved productivity in notable ways.

Remembering Who We Are

When NewAlliance was formed we made a promise: that despite how large or resourceful we may become, we will not change or diminish our commitment to being a community bank.

Three years later it is heartening to see we have kept that promise. Although we have become a much larger, more resourceful bank and a formidable

FOCUS ON COMMUNITY:

The small steps we take every day to remain true to our community bank character are helped by some big efforts as well. These include the $51 million NewAlliance Foundation that supports local organizations in towns and cities where we do business, the NewAlliance for Neighborhoods program that is providing $27.5 million in funding for low- to moderate-income residents in New Haven, Connecticut, and the NewAlliance Community Development Corporation, a wholly owned for-profit subsidiary of NewAlliance Bank that invests in a wide variety of community projects.

competitor, we have done so while remembering that we are a leading community bank committed to meeting our customers' financial needs and helping to improve their communities.

We have put a great deal of effort and thought as well as award-winning creative resources into establishing the NewAlliance brand and reputation. All that work is paying off. Last year we conducted research about the importance of brand in our marketplace and found that NewAlliance is very well known by our customers and our communities. Despite the fact that we compete against some of the largest banks in the world right here in our backyard, our research found we are the 4th best recognized bank in Connecticut.

Even more important than being well known, NewAlliance is well regarded for our customer service, problem resolution, great locations, and dedicated involvement in our communities.

Last year the NewAlliance Foundation, formed at the same time as our three-way merger/IPO and funded with $40 million in NewAlliance stock, distributed $3.5 million in grants to 354 local organizations in towns and cities where we do business. Many of these grants serve as leverage for organizations to do more and reach further using a variety of funding sources. All the contributions are in one of four target areas: community development, health and human services, youth and education, or the arts. All this good work has gained recognition for the Foundation itself; last year it was named the 2006 Outstanding Corporate Foundation by The Connecticut Association of Fundraising Professionals.





Outside of direct philanthropy, NewAlliance continues to provide direct loans and financings through multiple programs. Our NewAlliance for Neighborhoods program is providing $27.5 million in funding for low- to moderate-income residents in New Haven. The NewAlliance Community Development Corporation's funding commitment is $10 million. And in a new program, last year we established the Yale-New Haven Hospital Employee Assisted Housing Program that is assisting hospital employees of modest means to become home owners for the first time.

Management and Governance

We strive to maintain impeccable corporate governance and sound management practices. This past year two new members were added to the Board of Directors of NewAlliance Bancshares, Inc. and NewAlliance Bank. Douglas K. Anderson is the former President, Chief Operating Officer and a former director of Connecticut Bancshares, Inc., and its subsidiary, Savings Bank of Manchester, both of which we acquired in April 2004. We appreciate not only Doug's financial and banking expertise and management skill but also his long community leadership.

Also joining last year was Carlton L. Highsmith, President and CEO of Specialized Packaging Group Inc. (SPG), a $130 million consumer products packaging company headquartered in Hamden, Connecticut. SPG is Connecticut's largest minority-owned company as well as the largest minority-owned manufacturer of paperboard packing in North America. Carlton is not only a respected business executive but also an active member of the communities where he

FOCUS ON TECHNOLOGY:

To better serve our customers, we make smart and timely use of technology throughout our businesses. Last year our web site received over 3 million visits, many of which were customers paying bills or using our free on-line banking product. Security is always of utmost importance, and last year we made several security enhancements to our web site to help protect against fraud and identity theft. We also added features such as e-alerts that send our customers e-mail notices when transactions occur, as when a check clears.

lives and manages his business, having received numerous awards and recognition for his leadership and generosity.

One of the most important reasons NewAlliance is able to effectively manage through uncertain business cycles is because we have an experienced management team. Last year we asked Executive Vice President Diane Wishnafski to take on oversight of our retail services as well as business banking that she was already so capably leading. Diane joined our predecessor bank, New Haven Savings Bank, in 1985 and has held several positions, all of which she has performed with skill, grace, and results.

What Lies Ahead

In 2006 the combination of a challenging interest rate environment and aggressive competition put our business model to the test. As we enter 2007, we believe we are well positioned to weather more challenging times because we know who we are and because we are committed to making NewAlliance a high performance and successful organization. Those headwinds I mentioned at the start of this letter are still blowing but we do not let them define who we are. I often tell my colleagues that we are only as good as the sum of our parts and that is how we manage regardless of the external conditions.

Significant consolidation in our industry has changed the ownership of several prominent banking companies in recent years. We are often asked how this may eventually affect NewAlliance. Suffice it to say that we are always mindful of our fiduciary responsibility to our shareholders as we endeavor to build our company.





As I close this letter, I offer a heartfelt thank you to our shareholders for your continued confidence in us; to our customers for your very valued business; to our directors for the guidance you give to me and the leadership you provide to all of NewAlliance; to our communities for your spirit and goodwill; and to the 1,100 NewAlliance employees who are the most extraordinary colleagues with whom I could have ever hoped to work.

Sincerely,

Peyton R. Patterson

Peyton R. Patterson
Chairman, President and Chief Executive Officer

FOCUS ON MANAGEMENT & GOVERNANCE:

Our Board of Directors is dedicated to accountable, transparent, and effective governance practices. We have meticulously crafted governance policies, all of which are available on our web site, and a Governance Committee comprised entirely of independent directors. Last year Institutional Shareholder Services (ISS) rated our corporate governance as better than 95.5% of the Russel 2000 Index and 96.5% of the companies in the banking industry. Our management team, whose combined experience of working at NewAlliance totals more than seven decades, has worked together continuously since



Peyton R. Patterson
Chairman, President and
Chief Executive Officer



Merrill B. Blanksteen
Executive Vice President,
Chief Financial Officer
and Treasurer



Gail E. D. Brathwaite
Executive Vice President and
Chief Operating Officer



Diane L. Wishnafski
Executive Vice President,
Business and Retail Services



Donald T. Chaffee
Executive Vice President and
Chief Credit Officer



J. Edward Diamond
Executive Vice President,
Wealth Management



Koon-Ping Chan
Executive Vice President
and Chief Risk Officer



Brian S. Arsenault
Executive Vice President,
Investor Relations and
Corporate Communications;
Corporate Secretary



Paul A. McCraven
Senior Vice President,
Community Development
Banking

prior to our IPO. The men and women who lead our bank also live in the cities and towns where we do business, a fact that we believe makes a difference in what we do every day.

NewAlliance Bancshares, Inc.

NewAlliance Bancshares, Inc. is the bank holding company of its wholly owned subsidiary, NewAlliance Bank. NewAlliance Bank serves the personal finance, business banking, and wealth management needs of consumers and businesses across Connecticut and western Massachusetts.

At December 31, 2006, NewAlliance Bancshares, the parent company of NewAlliance Bank, had $7.25 billion in assets and operated 72 banking offices. At the start of 2007, the company completed the acquisition of Westbank Corporation, which had total assets of over $700 million and 16 banking offices in western Massachusetts and northeastern Connecticut. NewAlliance is the third largest banking institution headquartered in Connecticut and the sixth largest headquartered in New England. NewAlliance is dedicated to providing its customers with the best possible financial advice, products, and services, as well as contributing direct charitable and other support to the communities in which it does business.

To serve our customers' [illegible] needs, we offer a complete line of checking and savings accounts, money market and CD offerings, as well as fixed and adjustable rate mortgages, home equity, and other consumer loans. We service our customers with 88 branches located throughout our marketplace, over 100 ATMs, 24-hour telephone banking support, and our web site that features online bill paying plus free online banking. The experienced bankers of NewAlliance understand how our products and services can help meet our customers' personal finance needs and accomplish their goals.

NewAlliance Bank is also a full-service [illegible]. We offer a variety of commercial banking and account management options, financial advice and lending, small business and corporate checking and savings accounts, flexible cash management tools including sweep accounts, commercial real estate lending, online business banking, and merchant services. NewAlliance supports its business customers with local and personal service, including local loan decisions made by business bankers who know an applicant's business, understand its importance to the community, and care about the vitality of the local economy.

In the area of [illegible], NewAlliance Investments, Inc., member NASD, SIPC, a wholly owned subsidiary of NewAlliance Bancshares, Inc., offers investment and insurance products to individuals and businesses, including corporate retirement plans, such as employee profit-sharing and 401(k) plans, as well as personal investment accounts. Our products and services include: stocks, bonds, mutual funds, variable annuities, and 529 Plans for college funding, as well as estate and retirement planning, life insurance, fixed annuities, disability income and overhead insurance, and Medicare supplemental policies. Trust Company of Connecticut, a Division of NewAlliance Bank, provides trust, investment management, and other fiduciary services to both individuals and institutions.

For 169 years, NewAlliance has been an involved, active, and generous member of [illegible]. The NewAlliance Bank Community Development Corporation is a wholly owned for-profit subsidiary of the Bank that invests in community projects through equity, debt, and mezzanine financing as well as providing access to technical assistance. NewAlliance for Neighborhoods provides low-interest loans for affordable housing. With assets of more than $5[illegible] million at the end of 2006, the NewAlliance Foundation provides grants to organizations in communities served by the Bank that support programs in the arts, community development, health and human services, and youth and education.

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks, non interest bearing	$ 127,948	$ 127,290
Short-term investments	28,077	46,497
Investment securities available for sale	2,172,864	2,363,470
Investment securities held to maturity	307,447	91,734
Loans held for sale	1,528	1,222
Loans		
Residential real estate	1,924,648	1,650,527
Commercial real estate	960,624	768,582
Commercial business	350,507	314,562
Consumer	587,097	543,035
Total loans	3,822,876	3,276,706
Less: Allowance for loan losses	(37,408)	(35,552)
Total loans, net	3,785,468	3,241,154
Premises and equipment, net	52,479	50,399
Cash surrender value of bank owned life insurance	116,194	57,325
Goodwill	454,258	425,001
Identifiable intangible assets	49,403	52,016
Other assets	152,030	105,293
Total assets	$ 7,247,696	$ 6,561,402
Liabilities and shareholders' equity		
Deposits		
Savings	$ 774,457	$ 781,346
Money market	509,940	554,079
NOW	384,249	342,268
Demand	464,554	486,528
Time	1,767,467	1,633,891
Total deposits	3,900,667	3,798,112
Borrowings		
Federal Home Loan Bank advances	1,721,886	1,191,280
Repurchase agreements	172,777	179,970
Junior subordinated debentures	7,609	7,809
Other borrowings	1,592	1,716
Other liabilities	80,860	71,647
Total liabilities	5,885,391	5,250,534
Shareholders' equity	1,362,305	1,310,868
Total liabilities and shareholders' equity	$ 7,247,696	$ 6,561,402

Consolidated Statements of Income

Dollars in thousands, except share data	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2005
Interest and dividend income	$ 87,062	$ 72,810	$ 331,032	$ 276,570
Interest expense	47,241	29,342	161,451	100,461
Net interest income before provision for loan losses	39,821	43,468	169,581	176,109
Provision for loan losses	500	–	500	400
Net interest income after provision for loan losses	39,321	43,468	169,081	175,709
Non-interest income				
Depositor service charges	6,370	5,937	25,614	22,627
Loan and servicing income	398	823	2,061	3,038
Trust fees	1,505	1,720	6,434	4,753
Investment and insurance fees	1,231	1,194	5,375	6,317
Bank owned life insurance	1,458	610	4,014	2,456
Rent	900	800	3,422	3,210
Net (loss) gain on securities & limited partnerships	(18)	13	2,082	40
Net gain on sale of loans	292	100	1,164	297
Other	431	891	1,899	3,106
Total non-interest income	12,567	12,088	51,631	45,524
Non-interest expense				
Salaries and employee benefits	19,229	20,271	79,060	72,837
Occupancy	3,424	3,346	13,947	12,540
Furniture and fixtures	1,605	1,548	6,453	6,363
Outside services	3,966	4,622	17,164	18,243
Advertising, public relations, and sponsorships	1,362	1,303	5,656	4,684
Amortization of identifiable intangible assets	2,266	2,291	9,391	10,699
Conversion and merger related charges	723	922	3,389	2,156
Other	3,277	3,606	13,046	13,818
Total non-interest expense	35,852	37,909	148,106	141,240
Income before income taxes	16,036	17,647	72,606	79,993
Income tax provision	5,127	5,996	23,769	27,934
Net income	$ 10,909	$ 11,651	$ 48,837	$ 52,059
Basic and diluted earnings per share	$ 0.11	$ 0.12	$ 0.49	$ 0.50
Basic weighted average shares outstanding	99,789,812	100,220,452	99,981,063	105,109,615
Diluted weighted average shares outstanding	100,392,151	101,050,165	100,484,069	105,516,750

Selected Financial Highlights

(Dollars in thousands, except share data)	Year Ended December 31, 2006		Year Ended December 31, 2005	
Net interest income	$	169,581	$	176,109
Net income		48,837		52,599
Shares outstanding (end of period)		109,654,326		108,823,607
Shareholders' equity (end of period)	$	1,362,305	$	1,310,868
Book value per share (end of period)		12.43		12.05
Tangible book value per share (end of period)		7.84		7.66
Ratio & other information				
Net interest margin (net interest income as a % of average earnings assets)		2.72%		3.05%
Net interest spread (yield on earning assets minus yield on interest bearing liabilities)		2.15		2.59
Return on average assets		0.70		0.81
Return on average equity		3.65		3.76
At period end:				
Tier 1 leverage capital ratio		13.20		14.31
Tangible equity/tangible assets		12.73		13.68
Total risk based capital ratio		23.67		26.02
Non performing loans	$	12,468	$	7,391
Total non-performing assets		12,468		7,391
Non performing loans as a % of total loans		0.33%		0.23%
Non performing assets as a % of total assets		0.17		0.11
Banking offices		72		65

Shareholder Information

Annual Meeting
The Annual Meeting of the Shareholders of NewAlliance Bancshares, Inc. will be held at 10:00 a.m. on Tuesday, April 24, 2007, at the Chevrolet Theatre, 95 South Turnpike Road in Wallingford, Connecticut.

Corporate Headquarters
195 Church Street
New Haven, CT 06510
203-789-2767
800-892-2096

Investor Relations Contacts
Analyst and Investor Inquiries:
Brian S. Arsenault, Executive Vice President
203-789-2733

Shareholder Inquiries:
Judith E. Falango, Vice President
203-789-2814
800-892-2096
investorrelations@newalliancebank.com

Transfer Agent and Registrar
If you want to transfer your stock, change ownership, or change your address, or if you have lost your stock certificates please contact:
American Stock Transfer & Trust Co.
Shareholder Services
59 Maiden Lane – Lobby Level
New York, NY 10038
800-937-5449
info@amstock.com

Independent Certified Public Accountants
PricewaterhouseCoopers LLP
106 Pearl Street
Hartford, CT 06103

Research Coverage
CL King & Associates
Cohen & Company
FIG Partners, LLC
Friedman, Billings, Ramsey & Co.
Keefe Bruyette & Woods Inc.
RBC Capital Markets
Ryan Beck & Co.
Sidoti & Company, LLC
Sterne, Agee & Leach, Inc.

Stock Trading Information
NewAlliance Bancshares, Inc. is traded on the New York Stock Exchange under the symbol NAL. NAL's specialist firm is LaBranche & Co Inc.

Additional Information
Annual Report on Form 10-K can be obtained from www.newalliancebank.com or will be furnished upon written request without charge to persons who are beneficial owners of securities of the Company as of the record date for the Annual Meeting of Stockholders.
Please direct requests to:
Judith E. Falango
Vice President
NewAlliance Bank
195 Church Street
New Haven, CT 06510
203-789-2814
800-892-2096
investorrelations@newalliancebank.com

Web Site
For your convenience, the financial data contained in this annual report and subsequent quarterly performance information as well as the Company's Annual Report on Form 10-K can be obtained at www.newalliancebank.com.

NewAlliance Bancshares
www.newalliancebank.com

NewAlliance Bank
195 Church Street
New Haven, CT 06510
800 892 2096

END